# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unicycive Therapeutics, Inc., CIK 0001766140
CUSIP: 90466Y202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210,, Los Alto, California (CA), 94022
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,096,175; shared voting power 0; sole dispositive power 6,096,175; shared dispositive power 0; aggregate amount beneficially owned 6,096,175 (9.99% of the class)
  Comment: (1) Represents (i) 1,789,916 shares of common stock, par value $0.001 per share (the "Common Stock") of Unicycive Therapeutics, Inc. (the "Issuer"), (ii) 1,280,239 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Convertible Preferred Stock, par value $0.001 per share (the "Series A-3 Preferred Stock") underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iii) 1,163,854 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Convertible Preferred Stock, par value $0.001 per share (the "Series A-4 Preferred Stock") underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (iv) 1,862,166 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Convertible Preferred Stock, par value $0.001 per share (the "Series A-5 Preferred Stock") underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The percent of class is based on 21,491,396 shares of Common Stock outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025. The Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,096,175; shared voting power 0; sole dispositive power 6,096,175; shared dispositive power 0; aggregate amount beneficially owned 6,096,175 (9.99% of the class)
  Comment: (1) Represents (i) 1,789,916 shares of Common Stock of the Issuer, (ii) 1,280,239 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Preferred Stock underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iii) 1,163,854 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Preferred Stock underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (iv) 1,862,166 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Preferred Stock underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The percent of class is based on 21,491,396 shares of Common Stock outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025. The Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: Unicycive Therapeutics, Inc.
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Alto, CA 94022

## Item 2. Person Filing
Name of person filing: (i) Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301.
Citizenship:
Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership

Vivo Opportunity, LLC, a Delaware limited liability company.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The shares reported in this Schedule 13G amendment represent (i) 1,789,916 shares of Common Stock of the Issuer, (ii) 1,280,239 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Preferred Stock underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iii) 1,163,854 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Preferred Stock underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (iv) 1,862,166 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Preferred Stock underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Percent of class:
The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities.
However, the amounts reported in this Item 4 represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 6,096,175

Vivo Opportunity, LLC 6,096,175
Shared power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 0

Vivo Opportunity, LLC 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 6,096,175

Vivo Opportunity, LLC 6,096,175
Shared power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 0

Vivo Opportunity, LLC 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (11/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)